Via Facsimile and U.S. Mail
Mail Stop 6010

July 31, 2007

Mr. James M. DeMesa
President and Chief Executive Officer
MIGENIX, Inc.
3650 Westbrook Mall
Vancouver, B.C. V6S 2L2
Canada

      Re: **MIGENIX, Inc.**
                 Form 20-F for Fiscal Year Ended April 30, 2006
                 File No. 0-22966

Dear Mr. DeMesa:

      We have completed our review of your Form 20-F and have no further comments at this time.

            Sincerely,

            Jim B. Rosenberg
            Senior Assistant Chief
            Accountant